                                             Filed by Axys Pharmaceuticals, Inc.
                                                  Pursuant to Rule 425 under the
                                         Securities Act of 1933 and deemed filed
                                               pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                                          Subject Company: Axys Pharmaceuticals,
                                              Inc. Commission File No. 000-22788
Contact:

AXYS PHARMACEUTICALS, INC.
Paul J. Hastings
President and CEO
(650) 829-1000

For Immediate Release

       AXYS PHARMACEUTICALS REPORTS SECOND QUARTER 2001 FINANCIAL RESULTS

SOUTH SAN FRANCISCO, CA - AUGUST 7, 2001 -- Axys Pharmaceuticals, Inc. (Nasdaq:
AXPH) today reported revenues for the quarter ended June 30, 2001 of $820,000 compared to $1.5 million in the second quarter of 2000. Revenues for the six months ended June 30, 2001 were $3.9 million compared to $2.9 million for the same period in 2000. The increase in the year-to-date amount was due to milestones earned from Merck & Co. (NYSE:MRK) and Aventis S.A. (NYSE:AVE) in the first quarter of 2001.

Axys also reported a net loss of $13.4 million, or $0.36 per share, for the second quarter of 2001, compared to a profit of $21.4 million or $.61 per share for the second quarter of 2000. The profit in 2000 reflected the sale of Axys Advanced Technologies to Discovery Partners International in April 2000. Results for the six months ended June 30, 2001 reflect a net loss of $31.5 million, or $.84 per share, compared to a net profit of $12.9 million, or $.38 per share, for the same period of 2000. Year-to-date results for 2001 included a $9.0 million non-cash charge representing the write-off of an investment in Akkadix Corporation.

Second quarter 2001 operating expenses were $12.5 million, compared to $10.9 million incurred in the comparable quarter last year. Research and development expenses were $8.4 million in second quarter of 2001, compared to $8.0 million for the same period in 2000. The increase in research and development expenses was associated with APC 2059 clinical development. General and administrative expenses were $4.5 million in the second quarter of 2001 compared to $2.9 million for the same quarter in 2000. The increase in general and administrative expenses is associated with expenses incurred in connection with the company's proposed acquisition by Applera Corporation -- Celera Genomics Group (NYSE:
CRA).

Applera and Axys announced in a June 13, 2001 press release that they had entered into a definitive agreement whereby Applera would acquire Axys in a stock-for-stock transaction. Under the terms of the agreement, each share of Axys common stock will convert into that number of shares of newly issued Celera Genomics common stock to be determined at the time of the merger, based upon the market price of Celera Genomics common stock, subject to a collar mechanism.

Following the June 13, 2001 announcement, Applera and Axys made filings to obtain the necessary regulatory approvals of the proposed acquisition. These included the filing by Applera of a Registration Statement on Form S-4 with the Securities and Exchange Commission (SEC), which included Axys' preliminary proxy statement relating to the solicitation of shareholder approval of the acquisition. The parties are currently awaiting comments from the SEC on that Registration Statement. Following completion of the SEC review, which is the last remaining governmental approval for the acquisition, Axys plans to mail its proxy statement soliciting shareholder approval. Axys has not yet set a date for its shareholder meeting to approve the acquisition.

                                    --more--

Axys Q1 Results
Page Two


About Axys

Axys Pharmaceuticals, Inc., an integrated small molecule drug discovery and development company, has a broad pipeline of products for chronic therapeutic applications that are partnered with world-class pharmaceutical companies and a proprietary product portfolio in oncology. Axys also has investments in affiliated businesses that leverage the Axys technologies. Currently, these companies include Discovery Partners International, Inc. (Nasdaq:DPII), a chemistry services company; and DNA Sciences, a genetics company. On June 12, 2001, Axys entered into a definitive agreement with Applera Corporation -- Celera Genomics Group whereby Celera will acquire Axys.

Investors and security holders are advised to read the Form S-4, filed by Applera Corporation with the Securities and Exchange Commission dated July 9, 2001, for more information regarding the acquisition. It is currently anticipated that the Form S-4/proxy statement/prospectus will be mailed to stockholders of Axys later this year, seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Axys at the Securities and Exchange Commission's web site at www.sec.gov http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Axys by directing such request to Axys Pharmaceuticals, 180 Kimball Way, South San Francisco, CA 94080, Attn: Investor Relations, tel: (650) 829-1363.

Certain statements in this press release are forward-looking. These may be identified by the use of forward-looking words or phrases such as "believe," "expect," "anticipate," and "potential," among others. These forward-looking statements are based on Axys' current expectations. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for such forward-looking statements. In order to comply with the terms of the safe harbor, Axys notes that a variety of factors could cause actual results and experience to differ materially from the anticipated results or other expectations expressed in forward-looking statements within this press release. The risks and uncertainties include but are not limited to: (1) failure of the merger transaction with Applera to close due to the failure to obtain regulatory or other approvals; (2) failure of the Axys shareholders to approve the transaction; (3) the risk that the Axys business will not be integrated successfully into Celera; (4) unanticipated costs of such integration; (5) failure to successfully manage relationships with customers, suppliers and strategic partners during the pendency of and following the transaction; (6) unproven use of genomics information to develop products; (7) dependence on computer hardware, software, and internet applications; (8) potential adverse effect on the Celera Genomics group's intellectual property protection and the value of its products and services due to public disclosure of genomics sequence data; (9) government regulation of Celera's or Axys' products and services; (10) Axys' reliance on the efforts of its collaborative partners; (11) the risk that Axys' collaborations will not be successful; (12) the risk that clinical trials will not proceed as anticipated or may not be successful; (13) the risk that Axys will not be successful in entering into new collaborations; (14) market risk associated with Axys' substantial ownership interest in Discovery Partners International, Inc. and Axys' investments in its other affiliated businesses; and (15) other factors that might be described from time to time in Axys' filings with the Securities and Exchange Commission.

Axys and its directors, executive officers and certain members of management and employees may solicit proxies from Axys shareholders in favor of the adoption of the merger agreement and the transactions associated with the acquisition. A description of any interests that Axys directors and executive officers have in the acquisition are available in the joint proxy statement/prospectus.


                               --Table to follow--

Axys Q1 Results
Page Three

                           AXYS PHARMACEUTICALS, INC.

                            Statements of Operations
                                   (unaudited)

                                                         Three Months ended          Six Months ended
                                                              June 30,                    June 30,
                                                       ----------------------      ----------------------
                                                         2001         2000*          2001          2000*
                                                       --------      --------      --------      --------
                                                            (in thousands, except per share amounts)
Collaboration and license revenue                      $    820      $  1,508      $  3,890      $  2,922
                                                       --------      --------      --------      --------
Operating expenses:
  Research and development                                8,435         8,039        17,364        15,897
  General and administrative                              4,480         2,908         7,722         5,722
  Non-cash compensation expense (income)                   (397)           --        (1,448)           --
  Restructure charge                                         --           (78)           --          (623)
                                                       --------      --------      --------      --------
    Total operating expenses                             12,518        10,869        23,638        20,996
                                                       --------      --------      --------      --------

Operating loss                                          (11,698)       (9,361)      (19,748)      (18,074)

Other income (expense):                                  (1,710)          554       (12,690)          519
                                                       --------      --------      --------      --------
Loss from continuing operations, before
  cumulative effect, gain from sale of
  subsidiary and discontinued operations                (13,408)       (8,807)      (32,438)      (17,555)
Cumulative effect of a change in accounting policy           --            --           972            --
Gain from sale of subsidiary                                 --        32,987            --        32,987
Loss from discontinued operations                            --        (2,785)           --        (2,529)
                                                       --------      --------      --------      --------
Net (loss)/income                                      $(13,408)     $ 21,395      $(31,466)     $ 12,903
                                                       ========      ========      ========      ========

Basic and diluted net loss per share from
  continuing operations                                $  (0.36)     $  (0.25)     $  (0.87)     $  (0.52)
Basic and diluted net loss per share from
  cumulative effect of a change in accounting policy   $     --      $     --      $   0.03      $     --
Basic and diluted earnings per share from gain
  on sale of subsidiary                                $     --      $   0.94      $     --      $   0.98
Basic and diluted net loss per share from
  discontinued segments                                $     --      $  (0.08)     $     --      $  (0.08)
                                                       --------      --------      --------      --------
Basic and diluted net loss per share                   $  (0.36)     $   0.61      $  (0.84)     $   0.38
                                                       ========      ========      ========      ========
Shares used in computing basic and diluted net
  loss per share                                         37,611        35,289        37,480        33,678

----------------
* The 2000 results of the Company's former subsidiaries, Axys Advanced Technologies and PPGx, have been reclassified in accordance with APB 30 Reporting the Results of Operations


                          CONDENSED BALANCE SHEET DATA

                                                          June 30,        December 31,
                                                           2001              2000
                                                         ---------        -----------
                                                        (unaudited)
                                                              (in thousands)
Cash, cash equivalents and marketable investments
  (includes $4.0M of restricted cash)                    $  20,827         $  41,776

Total assets                                                99,244           118,696

Accumulated deficit                                       (298,821)         (267,355)

Total stockholders' equity                                  59,695            79,565